UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Tiptree Financial Inc.

(Name of Issuer)

                        Class A Common Stock, par value $0.001 per share

(Titles of Class of Securities)

                               88822Q103

(CUSIP Number)

                           August 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103		13G	Page 2 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,596,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,596,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 26, 2014.

CUSIP No. 88822Q103		13G	Page 3 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,596,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,596,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON CO

(2) Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2014.

CUSIP No. 88822Q103		13G	Page 4 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI-AIV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,596,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,596,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (3)
12	TYPE OF REPORTING PERSON CO

(3) Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2014.

CUSIP No. 88822Q103		13G	Page 5 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,596,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,596,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (4)
12	TYPE OF REPORTING PERSON IN

(4) Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2014.

CUSIP No. 88822Q103		13G	Page 6 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,596,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,596,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (5)
12	TYPE OF REPORTING PERSON IN

(5) Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2014.

Item 1(a). Name of Issuer:

Tiptree Financial Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

780 Third Avenue, 21st Floor

New York, New York 10017

  Item 2(a).   Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), TPG Advisors VI-AIV, Inc., a Cayman corporation (“Advisors VI-AIV”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached as Exhibit 1 hereto in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG GenPar VI AIV Advisors, Inc., a Cayman corporation, which is the general partner of TPG GenPar VI-AIV, L.P., a Cayman limited partnership (“GenPar VI-AIV”), which is the general partner of TPG Prosight, L.P., a Cayman limited partnership, which is the general partner of TPG PS 1, L.P., a Cayman limited partnership, which is a shareholder of Prosight Global Holdings Limited, a Bermuda limited company (“PGHL”). GenPar VI-AIV is the general partner of TPG VI DFI AIV I, L.P., a Cayman limited partnership, which is the general partner of TPG PS 2, L.P., a Cayman limited partnership, which is a shareholder of PGHL. GenPar VI-AIV is the general partner of TPG VI DFI AIV II, L.P., a Cayman limited partnership, which is the general partner of TPG PS 3, L.P., which is a shareholder of PGHL.

Advisors VI is the general partner of Prosight TPG, L.P., a Delaware limited partnership, which is a shareholder of PGHL.

Advisors VI-AIV is the general partner of TPG PS 4, L.P., a Cayman limited partnership, which is a shareholder of PGHL.

Indirect subsidiaries (the “PGI Subsidiaries”) of PGHL recived in aggregate 5,596,000 shares of Common Stock of the Issuer (the “Shares”) on August 5, 2014 in exchange for their limited partnership interests in Tiptree Financial Partners, LP. Because of each of Group Advisors’, Advisors VI’s and Advisors VI-AIV’s relationship to the PGI Subsidiaries, each of Group Advisors, Advisors VI and Advisors VI-AIV may be deemed, for purposes of Rule 13d-3(a) and Rule 16a-1(a) only (and not for any other applicable purpose), to beneficially own indirectly the Shares directly held by the PGI Subsidiaries. Each of Group Advisors, Advisors VI and Advisors VI-AIV disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors, Advisors VI and Advisors VI-AIV, and so therefore may be deemed, for purposes of Rule 13d-3(a) and Rule 16a-1(a) only (and not for any other applicable purpose), to beneficially own indirectly the Shares held by the PGI Subsidiaries. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, $0.001 par value (“Common Stock”)

Item 2(e). CUSIP Number:

88822Q103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG Group Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami,
Title: Vice President

TPG Group Advisors VI-AIV, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman. By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of David Bonderman (6)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of James G. Coulter (7)

______________________

(6) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(7) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.